Mail Stop 4561

May 11, 2009

Via facsimile to (949) 823-5136 and U.S. Mail

Marc G. Alcser
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660

> **Re:** **En Pointe Technologies, Inc.**
> **Amendment No. 2 to Schedule 13E-3 filed by En Pointe Technologies, Inc., Din Global Corp., ENP Acquisition Inc., Attiazaz "Bob" Din, Naureen Din, Mediha M. Din Irrevocable Trust, and Ali M. Din Irrevocable Trust**
> **Filed April 30, 2009**
> **File No. 005-49679**
>
> **Revised Schedule 14A filed by En Pointe Technologies, Inc., Din Global Corp., ENP Acquisition Inc., Attiazaz "Bob" Din, Naureen Din, Mediha M. Din Irrevocable Trust, and Ali M. Din Irrevocable Trust**
> **Filed April 30, 2009**
> **File No. 000-28052**
>
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended September 30, 2008**
> **File No. 000-28052**
>
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **File No. 000-28052**

Dear Mr. Alcser:

We have reviewed your amended filings and have the following comments. As appropriate, please file a revised Schedule 13E-3 and accompanying proxy statement to address these comments. Unless otherwise noted, references to prior comments refer to our letter dated April 24, 2009.

Revised Schedule 14A

Special Factors

Background of the Merger, page 10

1.   In response to comment 10, you state that you did not fill the vacancy on the special
        committee created by the resignation of Dr. Mansoor Shah because "none of the
        remaining directors were considered independent for purposes of this transaction." We
        also note your designation on page 21 of the five other members of the board, other than
        Mr. and Mrs. Din, as "independent directors." Please advise why you have not disclosed
        the lack of independence for purposes of this transaction in your proxy statement, and tell
        us what consideration you gave to including this as a potentially negative factor
        concerning the proposed merger. Please also disclose the information contained in your
        response as to why Mr. Shah resigned from the special committee.

Reasons for the Merger; Recommendation of the Special Committee and of our Board of
Directors, Fairness of the Merger, page 18

2.   In response to comment 19, you state that independent legal and financial advisors
        provided substantive rather than procedural safeguards to the unaffiliated stockholders.
        Please disclose how each filing person determined the transaction to be fair to
        unaffiliated shareholders given that the procedural protection of Item 1014(d) was not
        present in this transaction. Refer to Q &A No. 21 in Exchange Act Release No. 17719
        (April 13, 1981).

3.   You state in your response to comment 21 that the revised disclosure includes a
        discussion of the "potential risks, rewards and uncertainties associated with possible
        alternative transactions." We note that your revised disclosure does not address the
        rewards associated with the alternatives considered by the special committee. Please
        advise.

Position of the Continuing Stockholders as to the Fairness of the Merger, page 47

4.   Disclose the method of selection of Janney by Mr. Din and briefly describe Janney's
        "qualification, expertise, reputation and experience in mergers and acquisitions" as
        required by Item 1015(b)(2)-(3) of Regulation M-A. Refer to comment 30.

Effects of the Merger, page 54

5.   You state that the compensation of En Pointe's executive officers and directors will not
        materially increase or that their existing employment agreements be materially altered,

other than with respect to Mr. Din. Please clarify the disclosure to state how Mr. Din's compensation and/or employment agreement will change after the merger.

Financing of the Merger, page 57

6.   We note your response to comment 32 and we note that the expiration of the commitment letter of which you only have informal assurance is May 30, 2009. Given the current status and timing of your solicitation (including the fact that you are receiving these comments on May 11 and the dissemination requirements of Rule 13e-3(f)(1)(i)) and that you have no alternative financing source or plans, please disclose **prominently** in the cover letter that financing for the transaction is not currently assured.

Important Information Regarding En Pointe

Summary Financial Information, page 97

7.   We note your response to comment 37 regarding the status of the company as a smaller reporting company. Item 1010(c)(4) of Regulation M-A only references Item 503(d) of Regulation S-K for the manner in which the ratio of earnings to fixed charges is computed. Please disclose the ratio of earnings to fixed charges as required by Item 1010(c)(4) of Regulation M-A. In addition, we reissue the portion of the comment that sought your analysis as to why the pro forma financial information is not material, rather than a legal conclusion without support for it.

Form 10-K/A for the Fiscal Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 23

8.   You indicate in your response to prior comment 41 that your accounts receivable decreased at September 30, 2008 primarily due to a large government sale at the end of fiscal 2007 and the impact of the sale of your services business. Please further clarify for us the significant factors contributing to the decrease in accounts receivable during fiscal 2008. Specifically identify the amount and timing of any significant collections, and tell us whether there were any sales or transfers of receivables under your financing arrangements. As part of your response, please confirm you will revise any future filings to include a more specific discussion of the underlying reasons for changes in working capital items that affect operating cash flows.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4 Other Income – Gain on Sale of Service Business, page F-15

9.   It remains unclear to us from your response to prior comment 46 why you included the value of the contingent shares of ADSL in your calculation of the gain on sale. Please expand upon your position that recognition of gain was appropriate at September 30, 2008 in light of the uncertainty as to whether the contingent shares of ADSL would be earned as well as the uncertainty with respect to the value of the shares you would ultimately receive, if and when earned. In your response, refer to the authoritative accounting literature that supports your position.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Quarterly and Annual Cash Bonus Incentives, page 42

10.   We note your revised disclosure of the bonus targets and the 2008 base bonus amounts for each named executive officer other than the Chief Executive Officer. It is still unclear how the non-equity incentive plan compensation in the summary compensation table was calculated for each named executive officer. Please clarify the disclosure.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Condensed Consolidated Statements of Cash Flow

11.   You indicate in your response to prior comment 51 that the reconciliation of the beginning and ending cash balances is unnecessary due to your condensed financial statement presentation. We do not believe Rule 10-01(a)(4) of Regulation S-X contemplates the presentation you use. Please revise any future filings to reconcile your beginning and ending cash balances as required by paragraph 26 of SFAS 95.

Exhibit 31.1 and 31.2

12.   Please amend your filing and revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K. Additionally, tell us whether you have reconsidered your conclusions on the effectiveness of disclosure controls and procedures as of December 31, 2008 in light of the conclusions in your

Form 10-K/A filed April 30, 2009. Revise Item 4T in your amended document as appropriate.


*	*	*	*	*


If you have questions or comments please contact Jan Woo at (202) 551-3453. If you require further assistance, you may contact David L. Orlic at (202) 551-3503 or me at (202) 551-3619. For questions regarding comments on the financial statements and related matters on the Form 10-K and Form 10-Q, please contact David Edgar, Staff Accountant, at (202) 551-3459, or Mark Shannon, Staff Accountant, at (202) 551-3299.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions